United States securities and exchange commission logo





                            March 9, 2021

       Michael R. Smith
       Chief Financial Officer
       McCormick & Company, Incorporated
       24 Schilling Road, Suite 1
       Hunt Valley, Maryland 21031

                                                        Re: McCormick &
Company, Incorporated
                                                            Form 10-K for the
Fiscal Year Ended November 30, 2020
                                                            Filed January 28,
2021
                                                            File No. 001-14920

       Dear Mr. Smith:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended November 30, 2020

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Non-GAAP Financial Measures, page 32

   1. We note that Adjusted EBITDA, net debt, and leverage ratio are financial covenants under your credit agreements.
In future filings, please revise your disclosure to address the following:

                                                              Describe the
material terms of the covenant;
                                                              Indicate the
amount or limit required for compliance with the covenant; and
                                                              Disclose the
actual or reasonably likely effects of compliance or non-compliance with the covenant on the
company's financial condition and liquidity.

                                                        Refer to Question
102.09 of our Compliance & Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
 Michael R. Smith
McCormick & Company, Incorporated
March 9, 2021
Page 2
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies - Revenue Recognition, page 61

2. Please revise your discussion in future filings to clarify whether revenue from the majority of your contracts is recognized at a point in time, or if for certain contracts, revenue is recognized over time, upon satisfaction of the performance obligation. We note
         disclosure on page 61 that revenue is recognized    when control
passes to the customer.
         In this regard, discuss how and when transfer of control of your products occur. Refer to
         ASC 606-10-25-24 and 606-10-50-12(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Heather Clark at 202-551-3624 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNameMichael R. Smith                             Sincerely,
Comapany NameMcCormick & Company, Incorporated
                                                               Division of
Corporation Finance
March 9, 2021 Page 2                                           Office of
Manufacturing
FirstName LastName